Filed Pursuant to Rule 424(b)(2)
Registration No. 333-135337
Prospectus
Dividend Reinvestment and Stock Purchase Plan
      We are pleased to offer you the opportunity to participate in the HomeBanc Corp. Dividend Reinvestment and Stock Purchase Plan, or the “Plan.” The Plan has two components: a dividend reinvestment component and a direct stock purchase component. The dividend reinvestment component provides our shareholders with an easy and economical way to designate all or any portion of the cash dividends on their shares of our common stock for reinvestment in additional shares of our common stock. The direct stock purchase component permits our shareholders and new investors to purchase shares of our common stock in an inexpensive and convenient manner.
      The Plan holds shares of our common stock, which is listed on the New York Stock Exchange, or “NYSE,” under the symbol “HMB.” On July 31, 2006, the closing price of our common stock was $ 8.20 per share.
      Key features of the Plan are that you can:

•	Enroll in the Plan even if you are not a current HomeBanc shareholder;

•	Purchase shares through the Plan without a personal broker and, in many cases, without paying a commission, even if you are not a current shareholder;

•	Automatically reinvest all or any portion of your cash dividends in additional shares of our common stock;

•	Purchase additional shares at any time through optional cash investments of as little as $50 per month or as much as $5,000 per month;

•	Make optional cash investments in excess of $5,000 per month at a discount from the market price that may range from 0% to 5% at our sole discretion;

•	Authorize automatic monthly investments in our common stock from a checking or savings account;

•	Transfer your shares easily; and

•	Own and transfer your shares without holding or delivering physical certificates.
      This prospectus relates to 5,000,000 shares of our common stock, par value $.01 per share, to be offered for purchase under the Plan.
      To ensure that we qualify as a real estate investment trust, or “REIT,” no shareholder may own more than 9.8% of the outstanding shares of our common stock, unless our Board of Directors waives this limitation.
      Please read this prospectus carefully and keep it and any future investment statements for your reference. If you have any questions about the Plan, please call the Plan Administrator, Computershare Trust Company, N.A., or “Computershare,” toll free at (800) 697-8199, 24 hours a day, seven days a week. Customer service representatives are available between the hours of 9:00 A.M. and 5:00 P.M. Eastern time, Monday through Friday.
      Investing in our common stock involves risks. You should carefully consider the risks discussed in this prospectus, including, without limitation, in Questions 38 and 39, in “Special Cautionary Notice Regarding Forward-Looking Statements,” and in our filings with the Securities and Exchange Commission before enrolling in the Plan.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 31, 2006.

      We include cross references to captions elsewhere in this prospectus where you can find related additional information. The following table of contents tells you where to find these captions.
IMPORTANT NOTICE ABOUT THIS PROSPECTUS
      Please read this prospectus carefully. If you own shares now, or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records, since it contains important information about the Plan.
      You should rely only on the information contained or incorporated by reference in this prospectus or any future prospectus supplement. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
      In this prospectus, the words “we,” “us” and “our” refer to the combined entities of HomeBanc Corp. and its subsidiaries, including, without limitation, our wholly-owned mortgage banking subsidiary, HomeBanc Mortgage Corporation, or “HBMC.”

i

SPECIAL CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS
      Some of the statements made in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning, and subject to the protections, of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”
      Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements.
      All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “hope,” “project,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “could,” “intend,” “seek,” “outlook,” “target,” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements regarding:

•	our business strategy;

•	expected benefits to us of our business strategy and our operation as a REIT;

•	expected benefits to us from our investments in strategic marketing alliances;

•	future performance, including earnings under accounting principles generally accepted in the United States of America, or “GAAP,” developments or market forecasts;

•	forward-looking accounting and financial statement impacts as a result of our change in business strategy and our operation as a REIT;

•	projected leverage ratios, capital needs and the timing of future financings; and

•	projected capital expenditures.
      It is important to note that the description of our business, in general, and our financings through the issuance of collateralized debt obligations, in particular, is a statement about our operations as of a specific point in time. It is not meant to be construed as an investment policy, and the types of assets we hold, the amount of leverage we use, the liabilities we incur, our hedging activities and other characteristics of our assets and liabilities are subject to reevaluation and change from time to time without notice.
      The forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	future economic or business conditions and general consumer confidence and spending habits;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in tax laws and regulations, applicable to both corporate and individual taxpayers, and changes in the regulation of government-sponsored enterprises, such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and the related changes in their required capital and activities;

•	federal and state regulations governing the mortgage lending industry, and the risk that changes in or application of such regulations may adversely impact our business or make compliance more difficult or expensive;

•	the risks of changes in interest rates on our mortgage loan production and our interest rate sensitive assets and liabilities;

•	interest rate risks and credit risks of customers;

•	loan loss experience and the rate of loan charge-offs;

•	risks inherent in originating mortgage loans, including the risks of early principal repayment and fluctuations in collateral values;

•	the percentage of applications that will result in closed loans;

•	loss experience arising from alleged breaches of representations and warranties provided to third-party buyers of mortgage loans originated by us;

•	risks in our ability to execute changes in our business strategy and to meet the requirements for operation as a REIT;

•	our limited experience as a servicer of mortgage loans;

•	competition that we face, as well as the general effects of competition from a wide variety of local, regional, national and other originators and sellers of mortgage loans, and changes in the secondary mortgage market and investors therein;

•	risks in our ability to raise additional capital or enter into additional financing arrangements on terms that are attractive to us;

•	risks in our ability to retain experienced loan officers;

•	the failure of assumptions underlying the establishment of reserves for loan losses and other estimates, including those used to develop hedging and interest rate risk management strategies;

•	the uncertainties and costs of litigation;

•	the risks of entering new markets or introducing new products;

•	the risks of mergers, acquisitions, joint ventures and/or divestitures, including, without limitation, the related time and costs of implementing such transactions, and the possible failure to integrate operations and personnel or achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in GAAP and related industry practices;

•	difficulties with, or changes in the cost or effectiveness of, technology and/or products;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our industry or in the rate of growth in the markets that we serve;

•	the effects of war or other conflict, acts of terrorism, natural disasters or other catastrophic events, including hurricanes, that may affect general economic conditions;

•	the effects of weather-related events that may result in property damage as well as a reduction in mortgage loan origination volume or an alteration of the timing when mortgage loans close; and

•	other factors and other information discussed in, or incorporated by reference into, this prospectus, including, without limitation, those discussed under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005 and future Annual Reports, as well as updated information appearing under “Risk Factors” in Item 1A of our Quarterly Reports on Form 10-Q.
      All written or oral statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. You should not place undue reliance on forward-looking statements since the statements speak only as of the date that they are made. We have no obligation and do not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.
HOMEBANC CORP.
      The following is a very brief summary of our business. It does not contain all of the information that may be important to you. Before you decide to participate in the Plan or purchase shares of our common stock, you should read carefully this entire prospectus and any other information we refer to in, or incorporated by reference into, this prospectus.
      We are a Georgia corporation that owns 100% of the outstanding stock of HBMC, a residential mortgage banking company. HBMC and its predecessors have been in the residential mortgage loan origination business for over 20 years. We expect to continue to be taxed as a REIT, and we expect that HBMC will continue to be a taxable REIT subsidiary that will continue to focus its mortgage origination activities primarily on prime one-to-four family residential mortgage loans.
      We presently focus on select markets within the States of Georgia, Florida and North Carolina, and our goal is and will continue to be to focus on markets where we believe the demographics, including the population growth, new one-to-four family building permits, and sales of new and existing homes, provide opportunities for us to originate purchase money mortgage loans in sufficient volume to support our offices and growth objectives.
      Our principal executive offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and the telephone number at that address is (404) 459-7400. Our Internet website is located at www.homebanc.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not a part of this prospectus.
INFORMATION ABOUT THE PLAN

1.	What is the Purpose of the Plan?
      The Plan is a convenient and economical stock purchase program available for existing investors to increase their holdings and for new investors to make an initial investment in our common stock. Participants in the Plan may have all or any portion of their dividends automatically reinvested in our common stock. Participants may also elect to make optional cash investments through the Plan Administrator, Computershare.
      Participation in the Plan is voluntary, and we give no advice regarding your decision to join the Plan. However, if you decide to participate, an enrollment form and reply envelope are enclosed for your convenience. In addition, enrollment forms are also available, and may be completed, online. You can access these services through the investor relations section of our website, www.homebanc.com, or at Computershare’s website, www.computershare.com.

2.	How does this new Plan affect participants in HomeBanc’s previous Dividend Reinvestment and Stock Purchase Plan?
      This Plan amends and replaces our previous Dividend Reinvestment and Stock Purchase Plan, as described in the plan memorandum dated November 15, 2004. If you are already a participant in our previous plan, then you automatically will become a participant in this Plan without any further action. If you would like to withdraw from the new Plan, simply follow the instructions set forth in Question 28.

3.	What options are available under the Plan?
      If you are a HomeBanc shareholder and elect to participate in the Plan, you may have cash dividends on all or any portion of your shares of our common stock automatically reinvested in additional shares of our common stock. If you are a new investor, you may make an initial investment through the Plan, subject to a minimum investment of $500 and a maximum investment of $5,000. As a participant in the Plan, you may also make optional cash investments through the Plan, subject to a minimum investment of $50 per month and a maximum investment of $5,000 per month.
      Optional cash investments in excess of $5,000 per month may be made pursuant to a written request and are not subject to a predetermined maximum limit on the amount of the investment. The discount, if any, on optional cash investments in excess of $5,000 per month made pursuant to such requests will range from 0% to 5% and will be established at our sole discretion, along with any other terms, after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.
      Please refer to Question 8 for additional information regarding initial investments, and to Questions 11 through 13 for further information regarding optional cash investments.

4.	Who is eligible to participate in the Plan?
      The Plan is open to all United States residents, whether or not they currently own shares of our common stock.

5.	Can non-U.S. citizens participate in the Plan?
      Yes. If you are not a U.S. citizen, you can participate in the Plan, provided there are no laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Plan. We reserve the right to terminate the participation of any shareholder if we deem it advisable under any foreign laws or regulations.

6.	How do I enroll in the Plan if I am already a HomeBanc shareholder?
      If you are already a HomeBanc shareholder of record (that is, if you own shares that are registered in your name, not your broker’s name), you may join the Plan by:

•	accessing and completing an enrollment form online at www.computershare.com;

•	calling Computershare directly at (800) 697-8199; or

•	completing and returning the enclosed enrollment form.
      See Question 29 for further information regarding how to contact Computershare.

7.	I already own shares, but they are held by my bank or broker and registered in “street name.” How can I participate in the Plan?
      If your shares of our common stock are registered in the name of a bank, broker or other nominee, you must arrange for that bank, broker or nominee to register at least one share directly in your name in order to be eligible to participate. Once shares are registered in your name, you can enroll in the Plan as described in Question 6. Please note that enrollment will only apply to the number of shares registered in your name. Alternatively, you may enroll in the Plan in the same manner as someone who is not currently a HomeBanc shareholder, as described in Question 8.

8.	I am not currently a HomeBanc shareholder. How do I enroll in the Plan?
      If you do not currently own any shares of our common stock and you wish to become a shareholder and a participant in the Plan, you may join the Plan by using one of the following methods.
      Internet. Go to www.computershare.com and follow the instructions provided for opening a HomeBanc shareholder account. You will be asked to complete an online enrollment form and to submit an initial investment. To make your initial investment, you may (a) authorize a one-time deduction from your U.S. bank account for at least $500 up to a maximum of $5,000, or (b) establish an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
      Mail. Complete the enclosed enrollment form and return it, along with your initial investment, to the address provided. To make your initial investment, you may (a) enclose a check for a minimum of $500 up to a maximum of $5,000, made payable to “Computershare — HomeBanc,” or (b) authorize an automatic monthly deduction from your U.S. bank account for a minimum of $50 for at least 10 consecutive months.
      All money must be in U.S. funds and drawn on a U.S. bank. Cash, money orders, traveler’s checks and third party checks will not be accepted.
      Additional enrollment materials can be obtained by calling Computershare (800) 697-8199.

9.	Are there fees associated with participation in the Plan?
      Yes. The following fees apply to your enrollment and participation in the Plan:

	Fees

	If Purchases are Made	If Purchase are Made
Transaction	Directly from Us	in the Open Market

Enrollment fee for new investors	$10	$10
Service fee for optional cash investments made via check or Internet payment	$5	$5
Service fee for optional cash investments made via recurring automatic monthly investment	$2.50	$2.50
Service fee for dividend reinvestment	None	None
Processing fee for all purchases under the Plan (including any brokerage commissions the Plan Administrator is required to pay)	None	$0.03 per share
Service fee for sale of shares (partial or full)	$15	$15
Processing fee for sale of shares	$0.12 per share	$0.12 per share
Return check or failed electronic payment fee (see Question 19 for additional details)	$25	$25

10.	What are the dividend payment options?
      You may select from the following dividend options:

•	Full Dividend Reinvestment: You may elect to reinvest all of your cash dividends by designating your election on your enrollment form. Dividends paid on all shares registered in your name in stock certificate form and/or credited to your account will be reinvested under the Plan in additional shares of common stock. Automatic reinvestment of your dividends does not relieve you of liability for income taxes that may be owed on your dividends.

•	Partial Dividend Reinvestment: You may elect to receive part of your dividends in cash by designating your election on your enrollment form. If you elect partial dividend reinvestment, you must specify the number of whole shares for which you want to receive cash dividends. Dividends paid on all other shares registered in your name in stock certificate form and/or credited to your account will be reinvested under the Plan in additional shares of common stock.

•	No Dividend Reinvestment: You may elect to receive all of your dividends in cash by designating your election on your enrollment form. Dividends paid in cash will be sent to you by check in the usual manner.

      Automatic reinvestment of your dividends does not relieve you of liability for income taxes that may be owed on your dividends. Dividends paid on shares credited to your account will be included in information provided both to you and the Internal Revenue Service.
      Computershare will begin to reinvest your dividends automatically on the next dividend payment date after Computershare receives your fully completed enrollment form and initial investment, if applicable. If your completed enrollment form and initial investment, if applicable, arrive after the record date, reinvestment may not begin until the following dividend.

11.	How do I make an additional investment?
      You may make optional cash investments by choosing any of the following three options:

•	Check Investment. You may make optional cash investments in our common stock by sending to Computershare a check for the purchase of additional shares. The check must be made payable to “Computershare — HomeBanc,” drawn on a U.S. bank and payable in U.S. dollars. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, Computershare is unable to accept checks clearing through non-U.S. banks. All checks should be sent to Computershare at the address listed on the tear-off form attached to each statement you receive, or, if making an investment when enrolling, with the enrollment form to the address provided in Question 29. Computershare will not accept cash, money orders, traveler’s checks or third party checks.

•	Automatic Investment from a Bank Account. You may elect to have funds automatically withdrawn every month from your checking or savings account by electronic funds transfer at a qualified U.S. financial institution. You may elect the automatic cash withdrawal option online at www.computershare.com, or by completing and returning an automatic deduction enrollment form, along with a voided blank check or a checking or savings account deposit slip. Please allow 4 to 6 weeks for the first investment to be initiated. Once automatic deductions begin, funds will be withdrawn from your bank account on the twentieth day of each month, or the next business day if that day is not a business day.

Once initiated, automatic monthly deductions will continue at the level you set until you change your instruction by notifying Computershare. You may change the amount of money or terminate the automatic monthly withdrawal of funds by going to www.computershare.com, or by completing and submitting a new automatic deduction enrollment form. To be effective for a particular month, Computershare must receive your request at least seven business days prior to the applicable debit date.

•	Online Investments. You may make optional cash investments online through the investor relations section of HomeBanc’s website, www.homebanc.com, or at Computershare’s website, www.computershare.com. In order to purchase shares online, you must authorize the withdrawal of funds from your U.S. bank account.
      See Question 16 for information regarding investment dates.

12.	What are the minimum and maximum amounts for optional cash investments?
      If you are a current shareholder, or if you wish to become a shareholder, you may make optional cash investments by check or automatic deduction from a U.S. bank account subject to a minimum investment of $500 per month (which you may make in deductions of a minimum of $50 for at least 10 consecutive months), and up to a maximum of $5,000 per month (except pursuant to a request for approval to make an optional cash investment in excess of $5,000, as described below).

      Optional cash investments made by check must be received by the Plan Administrator on or before the business day prior to the next Purchase Date (as described in Question 16). No interest will be paid on payments received and held pending investment by the Plan Administrator.
      We may adjust all minimum and maximum plan investment amounts at our discretion from time to time after notification to all participants.

13.	How do I make optional cash investments in excess of $5,000 per month?
      Investments in excess of $5,000 per month may be made only pursuant to our acceptance of a request to make an optional cash investment in excess of $5,000, which shall be made on a “Request Form.” We expect to approve requests from financial intermediaries, including brokers and dealers, and other participants from time to time.
      Participants may ascertain whether we are accepting requests to make an optional cash investment in excess of $5,000 in any given month, and certain other important information, by telephoning us on the first business day of each month at (404) 459-7999 or such other number as we may establish from time to time. In addition, participants may ascertain whether we are accepting requests in the first month that the Plan is activated by calling the number above on or about the date of this prospectus. When participants call this number we will inform such participants (by a prerecorded message) of one of the three following pieces of information:

•	that we will not be accepting requests to make an optional cash investment in excess of $5,000 that month;

•	that we will be accepting requests that month. If this is the case, we will provide relevant information such as the date on which Pricing Period will begin; the number of days in the Pricing Period; the date by which Request Forms must be received; the Minimum Price, if any; the waiver discount, if any; and whether or not the Pricing Period extension feature will be activated; or

•	that we have not yet determined whether we will be accepting requests to make an optional cash investment in excess of $5,000. If this is the case, we will inform participants of a date later in the month when they can call to inquire as to whether we will be accepting requests for waiver.
      We have the sole discretion to approve or reject any request to make an optional cash investment in excess of the $5,000 maximum allowable amount during any month. We may grant such requests in order of receipt, price offered, or by any other method that we determine to be appropriate. We also may adjust the amount that you may invest on a pro rata basis. In deciding whether to approve your request, we may consider, among other things, the following factors:

•	whether, at the time of such request, the Plan Administrator is acquiring shares of our common stock for the Plan directly from us or through open market transactions;

•	our need for additional funds;

•	our desire to obtain such additional funds through the sale of our common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of our common stock;

•	the extent and nature of your prior participation in the Plan;

•	the number of shares of common stock you hold of record; and

•	the total amount of optional cash investments in excess of $5,000 for which requests have been submitted.

      We will decide whether to accept requests at least two days prior to the commencement of the applicable Pricing Period. If you do not receive a response from us in connection with your request, you should assume that we have denied your request.
      We must receive a Request Form no later than 5:00 P.M., Eastern time, on the day we establish the terms, which is the third business day before the first day of the relevant Pricing Period. Participants who wish to make an investment in excess of $5,000 in any given month, must obtain our prior written approval, which will be given or rejected on or before 5:00 P.M., Eastern time, the second business day prior to the first day of the Pricing Period, and a copy of such written approval must accompany any such investment. Good funds for such investments exceeding $5,000 per month must be received by the Plan Administrator by wire transfer no later than 3:00 P.M., Eastern time, one business day prior to the first day of the Pricing Period. To obtain a Request Form or additional information, a participant may call the number above or visit the investor relations portion of our website, at www.homebanc.com. Completed Request Forms should be faxed directly to Investor Relations at (404) 705-0310 or such other number as we may establish from time to time.

14.	What transactions can I conduct through Computershare’s online services?
      Computershare offers you a convenient way to invest in our common stock completely online, without having to send in any forms or checks by mail. Through Computershare’s online services, you may:

•	Enroll in the Plan;

•	Authorize a one-time withdrawal of funds from your U.S. bank account to make your initial investment or to purchase additional shares of our common stock;

•	Establish automatic monthly investments;

•	Change your dividend reinvestment election;

•	Review your transaction history and position summary;

•	Change or terminate automatic monthly investments;

•	Request certificates;

•	Arrange for online sales of some or all of your shares;

•	Download enrollment and other forms;

•	Update personal information; and

•	Receive transaction confirmations via email.
      You can access these services through the investor relations section of HomeBanc’s website, www.homebanc.com, or at Computershare’s website, www.computershare.com. Participation in the Plan through the Internet is entirely voluntary.
      If you are currently a HomeBanc shareholder, you will need your account number, social security number and password to access your account online.

15.	What is the source of our common stock purchased through the Plan?
      Shares will be purchased by the Plan Administrator:

•	directly from us — either in the form of newly issued shares or treasury shares;

•	from parties other than us, through open market transactions; or

•	using a combination of direct purchases and open market transactions;
in each case, at our sole discretion.
      Share purchases in the open market may be made on any stock exchange where our common stock is traded or in negotiated transactions on such terms as Computershare may reasonably determine. Neither HomeBanc nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by Computershare, and no one, other than Computershare, may select the broker or dealer through or from whom purchases are to be made.
      We presently expect that most shares will be purchased directly from us in the form of either newly issued shares or treasury shares.

16.	When will shares be purchased under the Plan?
      The “Purchase Date” is the date or dates on which the Plan Administrator purchases shares of our common stock for the Plan, as described below.
      Dividend Reinvestments. If the Plan Administrator acquires shares directly from us, it will combine the dividend funds of all Plan participants whose dividends are automatically reinvested and will generally invest such dividend funds on the dividend payment date (and any succeeding trading days necessary to complete the order). If the dividend payment date falls on a day that is not a NYSE trading day, then the investment will occur on the next trading day. In addition, if the dividend is payable on a day when optional cash payments are to be invested, dividend funds may be commingled with any such pending cash investments and a combined order may be executed. If the Plan Administrator acquires shares from parties other than us through open market transactions, such purchases will occur during a period beginning on the day that would be deemed the Purchase Date if the shares were acquired directly from us and ending no later than thirty-five days following the date on which we paid the applicable cash dividend, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations. The record date associated with a particular dividend is referred to in this Plan as a “dividend record date.”
      Initial and Optional Cash Investments up to $5,000. If the Plan Administrator acquires shares directly from us, then the Purchase Date for cash investments up to $5,000 will be on the twenty-fifth calendar day of each month, or the next trading day if the twenty-fifth day is not a trading day. If the Plan Administrator acquires shares from third parties other than us through open market transactions, it will attempt to buy our common stock in the open market through a registered broker-dealer. Such purchases will begin on the day that would be deemed the Purchase Date if the shares were acquired directly from us and will be completed no later than thirty-five days following such date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.
      If you are investing by mail, Computershare must receive your physical check at least two business days prior to a Purchase Date. Initial and optional cash investments received after the applicable investment date deadline will be applied to purchase shares on the following Purchase Date. If you are investing online, please refer to your confirmation page for the estimated debit date for your one-time deduction. The Plan Administrator will commingle all funds received from participants. Once you have placed your order, you may not request a cash refund or otherwise change your order. No interest will be paid on funds pending investment held by Computershare.

      Initial and Optional Cash Investments in Excess of $5,000. If the Plan Administrator is buying shares of common stock directly from us with a cash investment in excess of $5,000 pursuant to an approved request, then the Purchase Date(s), as specified on the Request Form, will occur on one or more separate days in a Pricing Period (as defined in the next paragraph) that are NYSE trading days, with an equal amount of your cash investment being invested on each such day, subject to the qualifications set forth under “Minimum Price” below.
      The “Pricing Period” is the period encompassing at least one, or a number of consecutive trading days which we will determine in our sole discretion. The Pricing Period shall be no less than one and no more than 12 days commencing one business day after funds are due.
      Automatic Monthly Withdrawals. If you elect to make monthly investments through automatic withdrawals from your bank account, funds will be withdrawn from your bank account on the twentieth day of each month, or the next business day if that day is not a business day. Those funds will be invested on the next Purchase Date (normally, the twenty-fifth day of each month).

17.	At what price will shares be purchased?
      The “Purchase Price” is the price at which the Plan Administrator purchases our common stock with reinvested dividends and optional cash payments. The Purchase Price under the Plan depends in part on whether the Plan Administrator purchases the common shares from us or from parties other than us. In the case of purchases in excess of $5,000 per month, the Purchase Price also depends on whether we are offering discounts on such purchases under the Plan at that time.
      Dividend Reinvestments. If the Plan Administrator purchases shares of common stock directly from us for reinvested dividends, then the Purchase Price will be the average of the daily high and low sales prices for a share of our common stock reported by the NYSE on the applicable Purchase Date, or, if no trading occurs in shares of common stock on the applicable Purchase Date, the first trading day immediately preceding the Purchase Date for which trades are reported.
      If shares are acquired from parties other than us through open market transactions, then the Purchase Price will be the weighted average price per share paid by the Plan Administrator for such shares. In some instances, filling a purchase order may require the execution of multiple trades in the market and may take more than one trading day to complete.
      Initial and Optional Cash Investments up to $5,000. If the Plan Administrator purchases shares of our common stock directly from us with cash investments of up to $5,000, then the Purchase Price will be the average of the daily high and low sales prices for a share of common stock reported by the NYSE on the applicable Purchase Date, or, if no trading occurs in shares of common stock on the applicable Purchase Date, the first trading day immediately preceding the Purchase Date for which trades are reported.
      If shares are acquired from parties other than us through open market transactions, then the Purchase Price will be the weighted average price per share paid by the Plan Administrator for such shares. In some instances, filling a purchase order may require the execution of multiple trades in the market and may take more than one trading day to complete.
      Initial and Optional Cash Investments in Excess of $5,000. Shares purchased pursuant to an approved request for authorization to make a cash investment in excess of $5,000 will be purchased as described below. If we grant your request to purchase shares pursuant to a Request Form, the Plan Administrator will pay a price equal to 100% (subject to a discount as described below) of the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 A.M. to 4:00 P.M., Eastern time, for the trading day relating to each day of the Pricing Period. The Pricing Period for cash investments made pursuant to an approved Request Form, will be the day or days set forth in the Request Form, which may be up to 12 consecutive trading days. The Purchase Price on each Purchase Date may be reduced by any discount that we have provided for cash investments in excess of $5,000, up to 5%.
      Minimum Price Per Share for Initial and Optional Cash Investments. We may set a minimum purchase price per share, which we refer to as the “Minimum Price,” for cash investments in excess of $5,000 for any Pricing Period. We will determine whether to set a Minimum Price, at least three business days before the first day of the Pricing Period. We will notify the Plan Administrator of the Minimum Price, if any. In deciding whether to set a Minimum Price, we will consider current market conditions, the level of participation in the Plan and our current and projected capital needs.
      We will fix the Minimum Price for a Pricing Period as a dollar amount that the unsolicited volume weighted average price, rounded to four decimal places, of our common stock reported by the NYSE for the trading hours from 9:30 A.M. to 4:00 P.M., Eastern time, for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period and from the determination of the Purchase Price any trading day within the Pricing Period that does not meet the Minimum Price. We also will exclude from the Pricing Period and from the determination of the Purchase Price any day in which no trades of common stock are made on the NYSE. Thus, for example, if the Minimum Price is not met for two of the trading days in a 10 day Pricing Period, then we will base the Purchase Price upon the remaining eight trading days in which the Minimum Price was met, unless we have activated the pricing period extension feature for the Pricing Period as described below.
      Pricing Period Extensions. We may elect to activate for any particular Pricing Period the pricing period extension feature, which will provide that the initial Pricing Period will be extended by the number of days during such period that the Minimum Price is not satisfied, or on which there are no trades of our common stock reported by the NYSE, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the Minimum Price is satisfied for any additional day that has been added to the initial Pricing Period, then that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Minimum Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is 10 days, and the Minimum Price is not satisfied for three out of those 10 days in the initial Pricing Period, and we had previously announced at the time of the Request Form acceptance that the pricing period extension feature was activated, then the Pricing Period will automatically be extended, and if the Minimum Price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will be included in the Pricing Period in lieu of the three days on which the Minimum Price was not met. As a result, the Purchase Price will be based upon the 10 trading days of the initial and extended Pricing Period on which the Minimum Price was satisfied and all of the cash investment will be invested (rather than 30% being returned).
      Return of Unsubscribed Funds. We will return a portion of each cash investment in excess of $5,000 for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Minimum Price is not met or for each day in which no trades of common stock are reported on the NYSE, which we refer to as “unsubscribed funds.” Any unsubscribed funds will be returned without interest within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. Thus, for example, the returned amount in a 10 day Pricing Period will equal one-tenth (1/10 ) of the total amount of such cash investment (not just the amount exceeding $5,000) for each trading day that the Minimum Price is not met or for each trading day in which sales are not reported.
      The establishment of the Minimum Price and the possible return of a portion of the investment applies only to cash investments in excess of $5,000. Setting a Minimum Price for a Pricing Period will not affect the setting of a Minimum Price for any other Pricing Period. We may waive our right to set a Minimum Price for any particular Pricing Period. Neither we nor the Administrator is required to give you notice of the Minimum Price for any Pricing Period.
      Discount. The discount rate of 0% to 5% that may be offered with respect to a particular Purchase Date to participants on cash investments in excess of $5,000, may be obtained by calling us at (404) 459-7999. We will announce the discount rate, if any, at least three business days before the first day of the Pricing Period with respect to optional cash purchases in excess of $5,000.

18.	Will fractional shares be purchased?
      If any dividend or optional cash investment is not sufficient to purchase a whole share of our common stock, a fractional share equivalent will be credited to your account. Dividends will be paid on the fraction and will be reinvested or paid in cash in accordance with your standing instructions.

19.	How are payments with “insufficient funds” handled?
      In the event that any check or other deposit is returned unpaid for any reason or your pre-designated bank account does not have sufficient funds for an automatic debit, Computershare will consider the request for investment of that purchase null and void. Computershare will immediately remove from your account any shares already purchased in anticipation of receiving those funds and will sell such shares. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, Computershare may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a $25 charge for any check or other deposit that is returned unpaid by your bank. This fee will be collected by Computershare through the sale of the number of shares from your Plan account necessary to satisfy the fee.

20.	Will interest be paid on Plan accounts?
      No. Interest will not be paid on Plan accounts or on any amounts held pending investment.

21.	Who will hold the additional shares purchased through the Plan?
      Shares purchased through the Plan are held in safekeeping in book-entry form on Computershare’s records. The number of shares (including fractional interests) held for each participant will be shown on each account statement. Keeping shares in book-entry form protects against certificate loss, theft and destruction.

22.	How may I receive a stock certificate?
      You may obtain a physical stock certificate (at no cost) for some or all of your whole shares at any time by requesting Computershare to withdraw shares from your Plan account. You may make such a request by going to www.computershare.com, calling Computershare directly at (800) 697-8199 or by using the tear-off form attached to the account statement. Certificates are normally issued to participants within five business days after receipt of the request. Issuing a certificate for shares held in your Plan account does not affect the automatic reinvestment of your dividends unless you withdraw all of the shares held in your Plan account. No certificates will be issued for fractional shares of common stock. Any remaining whole or fractional shares will continue to be credited to your account. If you request a certificate for all shares credited to your account, a certificate will be issued for the whole shares, and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then current market price of the common stock, less any processing fee and any other costs of sale. Please refer to Question 28 for instructions on closing your Plan account.

23.	How do I replace a lost, stolen or destroyed stock certificate?
      If your stock certificate is lost, stolen or destroyed, you should notify Computershare immediately so that a stop transfer order can be placed on the certificate. You should provide as much specific information about the certificate in question as possible in order to assist Computershare in identifying which certificate to place a stop transfer order against (certificate number, number of shares, date issued, etc.). Computershare will send you the forms necessary for issuing a replacement certificate. Please note that there is a fee of approximately 3% of the market value of the shares (minimum of $20.00) charged to purchase the replacement indemnity bond.

24.	May I add my physical shares of HomeBanc common stock to my Plan account for safekeeping?
      At the time of enrollment in the Plan or at any later time, you may use the Plan’s share certificate safekeeping service to deposit with Computershare any of our common stock certificates in your possession and registered in your name. To combine shares held in certificate form with shares held through your Plan account, you must complete the tear-off section of the account statement and submit it, or a letter of instruction, with your certificates to Computershare at the address provided in Question 29. You should not sign the certificate(s) or complete the assignment section. There is no charge for this service. Since you bear the risk of loss in transit, you should send your stock certificates by registered mail, return receipt requested and insured for 3% of the market value, or by some other form of traceable and/or insurable delivery. Shares held through your Plan account will be protected against certificate loss, theft and damage.

25.	How may I sell shares I hold through the Plan?
      You can sell some or all of the shares held in your Plan account by contacting Computershare. If the dollar value of the sale is expected to be equal to or less than $100,000, you may contact Computershare online at www.computershare.com or you may call Computershare directly at (800) 697-8199. If the dollar value of the sale is expected to exceed $100,000, then you must submit your request to Computershare in writing. You can do this by completing and submitting the tear-off portion of the account statement. In addition, you must submit to Computershare a written request to sell shares if you have changed your address within 30 days of the sale request. Computershare will cause your shares to be sold on the open market within five business days of receipt of your request. Computershare may combine your shares to be sold with those of other Plan participants selling shares at the same time. The sales price per share will be the weighted average price per share received by Computershare for all sales made for that day (and any succeeding days necessary to complete the sale order). Once sold, Computershare will send you the proceeds, less a service fee of $15 and applicable processing fees, which currently are $0.12 per share sold. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.
      Computershare reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no Plan participant will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than Computershare, will select the broker(s) or dealer(s) through or from whom sales are to be made.
      You should be aware that the price of our common stock may rise or fall during the period between a request for sale, its receipt by Computershare and the ultimate sale on the open market. Instructions sent to Computershare to sell shares are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker of your own choosing and sell them through that broker.

26.	Can I transfer shares that I hold in the Plan to someone else?
      Yes. You may transfer ownership of some or all of your shares held through the Plan. You may call Computershare at (800) 697-8199 for complete transfer instructions or go to www.computershare.com to download the appropriate materials. You will be asked to send Computershare written transfer instructions and your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program ensures that the individual signing is in fact the owner of the shares to be transferred. A notary is not sufficient.

      You may transfer shares to new or existing HomeBanc shareholders. However, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share.

27.	I’ve just moved. How can I request a change of address or update other personal data?
      It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call Computershare at (800) 697-8199 or write to them at the address provided in Question 29. You can also update your personal data through Computershare’s online services at www.computershare.com.

28.	How may I modify or close my Plan account?

•	Changing Dividend Options: You may change dividend options through the Internet at www.computershare.com, by telephone, or in writing by submitting a new election to the Plan Administrator. To be effective for a specific dividend, Computershare must receive any change before the record date for such dividend. Record dates are usually 10 days prior to dividend payment dates.

•	Stopping Dividend Reinvestment. You may stop reinvestment of cash dividends at any time through the Internet at www.computershare.com, by telephone or by sending written instructions to Computershare. If Computershare receives the request to stop dividend reinvestment on or after the record date for a dividend, Computershare may either pay the dividend in cash or reinvest it under the Plan on the next Purchase Date to purchase common stock on your behalf. If reinvested, Computershare may sell the shares purchased and send the proceeds to you, less any processing fee and any other costs of sale. After processing your request to stop dividend reinvestment, any shares credited to your account under the Plan will continue to be held in book entry form. Dividends on any shares held in book entry form, and on any shares you hold in stock certificate form, will be paid in cash by check.

•	Closing your Plan account. You may close your Plan account by:

(a) Requesting that Computershare issue a stock certificate for all of your whole shares and a check for the value of any fractional share. See Question 22 for additional information on requesting a stock certificate; or

(b) Requesting that Computershare sell the shares held in your Plan account on the open market and remit to you a check for the proceeds for all full and fractional shares, less a service fee of $15 and applicable processing fees. See Question 25 for additional information on sales.
      In order to be effective for a particular dividend, Computershare must receive a request to close your Plan account at least five business days prior to the dividend payment date.

29.	Who administers and interprets the Plan? How do I contact them?
      Computershare Trust Company, N.A. is the Plan Administrator. Computershare Shareholder Services, Inc. acts as service agent for Computershare. Computershare makes the purchase of our common stock acquired under the Plan, holds such shares of common stock, keeps records, sends statements of account activity to participants and performs other related duties.

      You may contact Computershare by:

•	Internet: www.computershare.com

•	Telephone: (800) 697-8199 (inside the U.S. and Canada) or (781) 575-2757 (outside the U.S. and Canada)

•	Mail: HomeBanc Dividend Reinvestment and Stock Purchase Plan c/o Computershare P.O. Box 43078 Providence, Rhode Island 02940-3078
      Customer service representatives are available between the hours of 9:00 A.M. and 5:00 P.M., Eastern time, Monday through Friday. An automated voice response system is also available 24 hours a day, 7 days a week.

30.	What reports will I receive?
      Easy to read statements of your calendar year-to-date account activity will be sent to you promptly after the settlement of each transaction, which will simplify your record keeping. Each statement will show the amount invested, the purchase or sale price, the number of shares purchased or sold and the applicable service fees, as well as any activity associated with share deposits, transfers or withdrawals. These statements are a record of your Plan account activity and identify your cumulative share position. Please notify Computershare promptly if your address changes. In addition, you will receive copies of the same communications sent to all other holders of our common stock, such as our annual reports and proxy statements. You will also receive any Internal Revenue Service information returns, if required. If you prefer, and if such materials are available online, you may consent to receive communications from us electronically over the Internet. Instead of receiving materials by mail, you will receive an electronic notice to the e-mail address of record, notifying you of the availability of our materials and instructing you on how to view and act on them. In addition, you can review your current account status, Plan options and transaction history online at any time at www.computershare.com. Please retain all transaction statements for tax purposes as there may be a fee for reconstructing past history.

31.	What if HomeBanc issues a stock dividend or declares a stock split or rights offering?
      Any stock dividends or split shares of common stock distributed by us to you will be based on both the shares of common stock registered in your name in certificate form and the shares (whole and fractional) credited to your Plan account. Such stock dividend or stock split shares will be added to your Plan account in book-entry form. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction. In the event of a rights offering, you will receive rights based upon the total number of whole shares you own, whether the shares are held in the form of a physical certificate or held in a Plan account.

32.	How do I vote my Plan shares at shareholders’ meetings?
      In connection with any meeting of our shareholders, you will receive proxy materials either online or by mail based on your preference. Such material will include a proxy card representing both the shares for which you hold physical certificates and the shares held in your Plan account. Those shares will only be voted as you indicate on your executed proxy whether submitted by telephone, online or through the mail. If you sign and return the proxy card and no voting instructions are given with respect to any item on the proxy card, all of your shares will be voted in accordance with our recommendations. This is the same procedure that is followed for all other shareholders who return signed proxy cards and do not provide instructions. If you do not return the proxy card, or if you do not sign it, none of your shares will be voted. As an alternative to returning your proxy card, you may also vote all of your shares in person at the shareholders’ meeting.

33.	Can the Plan be changed?
      We may suspend, modify or terminate the Plan at any time. All participants will receive notice of any such suspension, modification or termination. Amendments may include our appointment of a successor Plan administrator, who will have full power and authority to deliver services pursuant to the Plan or any separate replacement service program. If the Plan is terminated, whole shares will continue to be held in book-entry form in your Plan account or distributed in certificate form at our sole discretion. A cash payment will be made for any fractional share.
      Computershare also may terminate your Plan account if you do not own at least one whole share. In the event your Plan account is terminated for this reason, a check for the cash value of the fractional share will be sent to you, less any service and processing fees, and your account will be closed.

34.	What are the responsibilities of HomeBanc and Computershare under the Plan?
      Neither we, our subsidiaries, our affiliates, nor Computershare will be liable for any act or omission to act, which was done in good faith, including any claim of liability (1) arising out of the failure to cease reinvestment of dividends for a participant’s account upon the participant’s death prior to receipt of notice in writing of the death along with a request to cease dividend reinvestment participation from a qualified representative of the deceased, and (2) with respect to the prices or times at which shares are purchased or sold for you. Computershare will have no liability for failed executions due to reasons beyond Computershare’s control.
      You should recognize that neither HomeBanc nor Computershare can assure you of a profit or protect you against a loss on shares purchased through the Plan. You must make independent investment and participation decisions based on your own judgment and research as you alone bear the risk of fluctuations in the market value of our common stock. You bear the risk of loss in value and you enjoy the benefits of gains from market price changes with respect to all of your shares.

35.	Will dividends continue to be paid while the Plan is in effect?
      In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income each year. This distribution requirement limits our ability to maintain future dividend payments if earnings decline, and limits the capital available to us to internally fund growth. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Failing to qualify as a REIT could adversely affect our tax status and reduce the amount of money available for distributions to our shareholders. Our board of directors has the ultimate discretion over our investment, financing and dividend policies, subject to statutory and regulatory requirements and other factors, such as maintaining our status as a REIT. While we expect to continue paying distributions to our shareholders, the amount and timing of these distributions may be changed, or the payment of dividends terminated, at any time without notice.

36.	What are the federal income tax consequences of participating in the Plan?
      The following is a summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax and other advisors for information about your specific situation. This summary does not address the tax implications of your ownership of shares of the common stock of a REIT, including the effect of distributions made in respect of such shares.
      Our distributions to shareholders constitute dividends for federal income tax purposes up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable as ordinary income (except to the extent that we designate any portion of such dividend as a “capital gain” dividend or as “qualified dividend income” pursuant to applicable federal income tax rules). To the extent that we make a distribution in excess of our earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your tax basis in your common stock and, to the extent in excess of your basis, will be taxable as a gain realized from the sale of your common stock. Distributions to corporate shareholders, including amounts taxable as dividends to corporate shareholders, will not be eligible for the corporate dividends-received deduction.
      These same tax consequences will apply if your distributions are used to purchase additional common stock pursuant to the Plan. In the case of cash distributions that are reinvested under the Plan, you will be treated as receiving distributions equal to the fair market value of the shares on the date the shares were acquired with reinvested dividends. In addition, the Internal Revenue Service, or the “IRS,” may require that any per share processing fees, which include any brokerage commissions that the Plan Administrator is required to pay, incurred in the purchase of shares, paid by us on your behalf, be treated as dividend income to you, and that such amounts paid for per share processing fees can be included in your cost basis of shares purchased. The treatment of optional cash payments is less clear, with most of the guidance being private letter rulings issued by the IRS on which other taxpayers are not entitled to rely. In the most recent private letter ruling (involving a plan which did not use open market purchases), the IRS concluded that there is no deemed distribution in connection with stock acquired through a stock purchase plan. In that ruling, the IRS did not make any distinction between persons who participate only in the stock purchase plan and persons who participate in the dividend reinvestment plan and the stock purchase plan. In earlier private rulings, the IRS has suggested that a participant in both plans is treated as receiving a distribution with respect to the optional cash payments, which is taxed as described above, in an amount equal to (i) any excess of the fair market value of the shares on the investment date over the amount of the optional cash payment, plus (ii) the amount of any brokerage commissions, mark-ups, and other fees or expenses incurred by the REIT on the participant’s behalf in connection with purchases on the open market. The total amount of cash dividends and other distributions will be reported to you and to the IRS on the appropriate tax form shortly after the end of each year.
      Your tax basis in shares of common stock acquired under the Plan with reinvested cash distributions will be equal to the fair market value of such shares as of the date of distribution. Your tax basis in additional shares of common stock acquired under the Plan with optional cash payments should be equal to the amount of such optional cash payments plus the amount, if any, of any amount treated as a distribution to you. Your holding period for shares of common stock acquired with reinvested cash distributions generally will commence on the day after the dividend payment date. If, however, the shares are acquired with optional cash investments or are purchased with reinvested cash distributions in the open market, the holding period will commence on the day after the date of purchase.
      You will not recognize gain or loss for U.S. federal income tax purposes upon your receipt of certificates for shares previously credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when a fractional share interest is liquidated. Such gain or loss will equal the difference between the amount that you receive for such fractional share interest or such shares and your tax basis in such fractional share interest or shares.
      In the case of Plan participants whose cash distributions are subject to U.S. backup withholding, to the extent that you elect dividend reinvestment, the Plan Administrator will reinvest cash distributions less the amount of tax required to be withheld. You are responsible for filing any documentation required to comply with, obtain a reduction in, U.S. backup withholding.
      In the case of any Plan participants in the dividend reinvestment Plan who are nonresident aliens or otherwise are not United States persons for federal income tax purposes, the amount reinvested will be the amount of the dividend remaining after any applicable withholding taxes are withheld.
      The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the plan or the disposal of shares acquired pursuant to the Plan.
37.     Can I pledge my Plan shares?
      You may not pledge or assign book-entry shares held in your Plan account. Unless you first remove your shares from the Plan and request stock certificates for the shares, you will not be able to pledge or hypothecate any shares held in your Plan account.
38.     Am I protected against losses?
      Your investment in the Plan is no different from any investment in shares held by you. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiaries and affiliates, nor the Plan Administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiaries and affiliates, nor the Plan Administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions.
      Plan accounts are not insured or protected by the Securities Investor Protection Corporation or any other entity and are not guaranteed by the FDIC or any government agency.
      In addition, the Purchase Price for shares acquired through the Plan will vary and cannot be predicted. The Purchase Price may be different from (more or less than) the price of acquiring shares on the open market on the related dividend payment date. Your investment in Plan shares will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to sell — both as to timing and pricing terms and related expenses — or otherwise liquidate shares under the Plan is subject to the terms of the Plan and the withdrawal procedures. Also, no interest will be paid on dividends, cash or other funds held by the Plan Administrator pending investment.
39.     What other risks will I face through my participation in the Plan?
      The following summary identifies several of the most important risks that you may face by virtue of your participation in the Plan. There may be additional risks that are not listed below, and you should consult your financial, tax, legal and other advisors prior to determining whether to participate in the Plan.

•	There is no price protection for your shares in the Plan. Your investment in the shares held in the Plan will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to liquidate or otherwise dispose of shares in the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions.

•	You have no control over the share price or timing of the sale or purchase of shares under the Plan. You cannot designate a specific price or date at which to sell or purchase Plan shares. As a result, if you send in an initial or optional cash payment, the market price of our common stock could either increase or decrease before your funds are used to purchase shares. In addition, you will not know the exact number of shares purchased until after the investment date. Similarly, the market price of our common stock could increase or decrease between the time you direct the Plan Administrator to sell Plan shares and when the Plan Administrator executes the sale on your behalf.

•	We may not be able to pay dividends. In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income each year. This distribution requirement limits our ability to maintain future dividend payments if earnings decline. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. If we are unable to qualify for REIT tax status, then we may not be able to make distributions to our shareholders.

•	We may change our determination as to whether the Plan purchases shares directly from us, which could increase the fees you pay in connection with initial and optional cash investments under the Plan. Although we presently expect that most shares will be purchased directly from us in the form of either newly issued shares or treasury shares, we may, without giving you prior written notice, decide to instruct Computershare to purchase shares of our common stock directly from third parties through open market transactions. Such purchases, with respect to initial and optional cash investments, will be subject to processing fees, currently $0.03 per share, which include any brokerage commission that the Plan Administrator is required to pay.

•	No discount may be available for any or all initial investments or optional cash investments. While a discount from market prices of up to 5% may be established from time to time, at our sole discretion, for purchases in excess of $5,000, a discount for one month will not ensure the availability of a discount or the same discount in future months. Each month, we may change or eliminate the discount without giving you prior notice.

•	You will not earn any interest on your dividends or cash pending investment. No interest will be paid on dividends, cash or other funds held by the Plan Administrator pending investment or disbursement.

•	The market price for our common stock varies, and you should purchase shares for long-term investment only. Although our common stock currently is traded on the NYSE, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all of your shares at one time or at a favorable price, if at all. As a result, you should participate in the Plan only if you are capable of, and seeking, to make a long-term investment in our common stock.

Other important factors and risks are identified in our most recent Annual Report on Form 10-K and are updated in our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus. You are encouraged to review these risk factors carefully.
USE OF PROCEEDS
      Proceeds from any newly issued shares of common stock purchased directly from us under the Plan will be available for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be purchased directly from us, if any, under the Plan or the prices at which such shares will be sold.
PLAN OF DISTRIBUTION
      Except to the extent the Plan Administrator purchases shares of our common stock in open market transactions, we will sell directly to the Plan Administrator the common stock acquired under the Plan. The shares, including shares acquired pursuant to Request Forms, may be resold in market transactions on any national securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our common stock currently is listed on the NYSE.
      Pursuant to the Plan, we may be requested to approve optional cash investments in excess of the $5,000 allowable maximum pursuant to Request Forms on behalf of participants in the Plan that may be engaged in the securities business. In deciding whether to approve a Request Form, we may consider relevant factors including, among other things those factors discussed in Question 13.

      We may sell shares of our common stock through the Plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Exchange Act would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the Plan. We will not enter into any agreement with any person regarding the person’s purchase, resale or distribution of shares. Under some circumstances, we may, however, approve requests for optional cash investments in excess of the allowable maximum limitations pursuant to Request Forms.
      Subject to the availability of shares of our common stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. In connection with any reinvestment of dividends or optional cash investment in which the Plan Administrator purchase shares of our common stock on the open market, you will pay your pro rata share of all brokerage commissions. You also will have to pay any fees payable in connection with your voluntary sale of shares from your Plan account and/or withdrawal from the Plan.
WHERE YOU CAN FIND MORE INFORMATION
      You can obtain additional information about us or about the Plan by contacting the Office of the General Counsel at (404) 459-7400. You can also obtain, by written request to HomeBanc Corp., 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, Attention: Office of the General Counsel, copies of any information or materials referred to or described in this prospectus.
      In addition, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, the “SEC.” Our filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference facilities at the following address:
Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at the address above. Please call (800) SEC-0330 for further information on the operations of the public reference facilities. Our common stock is listed on the NYSE under the symbol “HMB.” You may also inspect the reports and other information that we file with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
      We also maintain an Internet website at www.homebanc.com, which contains information relating to us and our business. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not a part of this prospectus.
INCORPORATION OF INFORMATION
WE FILE WITH THE SEC
      The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act,

including exhibits, until the termination of any offering pursuant to this prospectus (other than information furnished to the SEC that is not deemed to have been “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Current Reports on Form 8-K filed on January 4, January 27, February 6, February 23, March 1, March 14, March 30, April 3, April 6, May 5, May 8, May 30, June 5, June 20, July 19 and July 31 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A filed on July 14, 2004, as it may be amended from time to time.
      We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to us at the following address:
HomeBanc Corp.
Attention: Investor Relations
2002 Summit Boulevard, Suite 100
Atlanta, Georgia 30319
(404) 459-7400
      We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus, in each case except to the extent that all or any portion of such filing is “furnished” rather than “filed” by us with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise. You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting the Office of the General Counsel at the address above.
LEGAL MATTERS
      Legal matters in connection with the offering by us of newly issued shares of our common stock to the Plan, including the validity of the offered shares, are being passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain United States federal income taxation matters will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      HomeBanc-DSPP-8/06